Exhibit 19.1

GIGA-TRONICS INCORPORATED CORPORATE POLICY

Title: Insider Trading Issue Date: 02/26/2019

This insider trading policy applies to employees, officers and directors of Giga-tronics Incorporated and its subsidiaries (collectively, the "Company"), including their family members.

Some portions of the policy apply only to officers and directors and persons deemed to be "Insiders."

Failure to comply may be a violation of federal securities laws. It can also result in civil actions brought by private plaintiffs or the Securities and Exchange Commission to seek economic recovery and penalties.

Definitions

Insider

Officers and directors of the Company and its subsidiaries are considered "Insiders" at all times.

Any other employee may be an Insider if designated by the Company's Chief Financial Officer because he/she possesses or has access to material information concerning the Company that has not been fully disclosed to the public.

Material Information

Information is "material" if it could to any extent be considered important to an investor in making a decision to purchase or sell the Company's securities. Any information that could be expected to affect the market price of the Company's securities, whether such information is positive or negative, should be considered material. This includes, but is by no means limited to:

° Financial results;

0 Projections of future earnings or losses;

0 News of a pending or proposed merger, acquisition or tender offer;

0 News of a pending or proposed acquisition or disposition of significant assets;

0 Actions of regulatory agencies;

0 News of a pending or proposed acquisition or disposition of a subsidiary;

0 Impending bankruptcy or financial liquidity problems;

0 Gain or loss of a significant customer or supplier;

0 Significant energy generation or supply problems;

0 Significant pricing changes;

0 Stock splits and stock repurchase programs;

0 New equity or debt offerings;

0 Significant litigation exposure due to actual or threatened litigation; and

° Changes in senior management.

Material Nonpublic Information

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Material Nonpublic Information is material information that has not been previously disclosed to the general public through a press release or securities filings and is otherwise not available to the general public. For

· purposes of this policy, information will be considered public (i.e., no longer "nonpublic") after the close of trading on the second full trading day following the Company's widespread public release of the information.

Blackout Periods

To ensure compliance with this policy and applicable federal securities laws, and to avoid even the appearance of trading on the basis of Material Nonpublic Information, this policy prohibits officers and directors and any other employees of the Company designated as Insiders by the Company's Chief Financial Officer from conducting transactions involving the purchase or sale of the Company's securities during a Blackout Period.

There are regular quarterly Blackout Periods. In addition, there may be special Blackout Periods from time to time.

The regular quarterly Blackout Period begins on the tenth calendar day of the third fiscal month of each of the first three fiscal quarters (i.e. June 10, September 10 and December 10) and beginning on the first calendar day of the third fiscal month of the fourth fiscal quarter (i.e. March 1) and, in each case, ends at the close of business on the second trading day following the date of public disclosure of the financial results for such fiscal quarter (which is generally 30 to 75 days after the end of such quarter). If such public disclosure occurs on a trading day before the markets close, then that day shall be considered the first trading day. If such public disclosure occurs after the markets close on a trading day, then the date of public disclosure shall not be considered the first trading day following the date of public disclosure.

In addition to regular quarterly Blackout Periods, the Company may announce "special" Blackout Periods from time to time. Typically, this will occur when there are nonpublic developments that would be considered material for insider trading law purposes. Depending on the circumstances, a "special" Blackout Period may apply to all Designated Insiders or only a specific group of Insiders. The Company's Chief Financial Officer will communicate to Designated Insiders subject to a "special" Blackout Period. Any person made aware of the existence of a "special" Blackout Period should not disclose the existence of the Blackout Period to any other person.

The failure of the Company to designate a person as being subject to a "special" Blackout Period will not relieve that person of the obligation not to trade while aware of Material Nonpublic Information. Each person is individually responsible at all times for compliance with the prohibitions against insider trading.

Applicability

This policy applies to all transactions in the Company's securities stock by the Company's employees, officers and directors and members of their immediate families.

Policy

No trading while in possession of nonpublic material information regarding the Company.

Persons subject to this policy may not trade or effectuate transactions in Company securities while possessing Material Nonpublic Information concerning the Company.

If a person subject to this policy knows any "material information" concerning the Company that has not been disclosed to the public, he or she must refrain from buying and selling, and must refrain from advising others to buy or sell, the Company's securities until the second trading day after public disclosure of such information.

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There are almost no exceptions to the prohibition against trading while in possession of Material Nonpublic Information. It doesn't matter that a transaction was planned or committed to before the Insider came into possession of the material information. The size of the transaction is of no consequence.

No Disclosure of Material Nonpublic Information

Persons subject to this policy are prohibited from "tipping" or disclosing Material Nonpublic Information concerning the Company to any outside person. In any instance in which such information is disclosed to outsiders, the Company will use commercially reasonable efforts to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding Material Nonpublic Information about the Company must be forwarded to the Chief Financial Officer and no other Insider should attempt to respond to those inquiries.

Blackout Periods for Officers, Directors and Others Deemed Insiders

Officers, directors and other Insiders are subject to the additional restriction that they may not trade during a Blackout Period. They may engage in a transaction in the company's securities only during a period after the close of business on the second day after the company's financial results for the particular period have been published by the national wire services and ending at the close of business on the tenth day of the third calendar month of any fiscal quarter - provided additionally that during this period, they are not subject to the constraints of the preceding paragraph.

An officer, director or other Insider may, however, exercise a stock option with cash during a Blackout Period and may elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. Any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option is prohibited during a Blackout Period, however. An officer, director or other Insider is also permitted make bona fide gifts of securities of the Company during a blackout period.

No Hedging by Insiders

No Insider may trade in any interest or position relating to the future price of Company securities, such as a put, call or short sale.

Officers and Directors Must Report Their Transactions

Directors and executive officers must also report their shareholdings when they first become a director, officer or 10% shareholder (on SEC Form 3) and whenever they acquire, dispose of or change the form of their beneficial ownership of Company shares (on SEC Form 4). Certain transactions not reported currently on Form 4 must be reported annually 45 days after the end of Giga-tronics fiscal year on Form 5. The deadline for filing Form 4 is the second business day after the date on which the transaction occurs. In order to facilitate compliance, all directors and officers contemplating a transaction of any kind in Company stock should consult with the Chief Executive Officer or the Chief Financial Officer in advance of the transaction to confirm the absence of any restriction on the proposed transaction and to confirm the person's intent and ability to make the required filing on a timely basis.

Pre-Clearing Trades

Any Insider planning to buy or sell or effect any transaction in the Company's securities must advise the Chief Financial Officer of the Company of such intent at least three days before the contemplated transaction and seek pre-approval.

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10b5-1 Trading Plans

SEC Rule 1 0b5-1 provides a defense from insider trading liability if a person enters into a "10b5-1 plan" for trading in securities that meets the requirements of the rule.

Persons subject to this policy are permitted to enter into 10b5-1 plans with respect to Company securities. In general, a person may only enter into a 10b5-1 plan when he or she is not aware of Material Nonpublic Information and only outside of a Blackout Period (if applicable), though 10b5-1 plan transactions are permitted during a Blackout Period. In addition, the Chief Financial Officer must approve the 10b5-1 plan before the person enters into the plan. Officers, directors and employees are encouraged to submit plans for approval as early as possible.

Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Hardship Exceptions to Blackout Period

Upon the request of an Insider, the Board of Directors or its audit committee may, on a case-by-case basis, authorize an Insider to conduct a transaction in Company securities during Blackout Period due to financial hardship or other hardships only after (1) the Insider proposing to effectuate such trade or other transaction has notified the Board of Directors or its audit committee in writing of the hardship and the number or amount of the Company securities proposed to be traded and the nature of the proposed trade or other transaction and (2) the Insider proposing to effectuate such trade or other transaction has certified to the Board of Directors or its audit committee in writing no earlier than two (2) business days prior to the proposed trade or other transaction that (i) he or she is not in possession of Material Nonpublic Information concerning the Company and (ii) the proposed trade or other transaction does not violate the trading restrictions of Section 16 of the Securities Exchange Act of 1934 or Rule 144 under of the Securities Act of 1933.

If there is any uncertainty with respect to interpretation of the foregoing, consult the Chief Financial Officer of the Company before taking any action.

/s/John R. Regazzi

Chief Executive Officer

Date: March 11, 2019

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